  UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
  Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008
Commission File Number: 001-33068

ULTRAPETROL (BAHAMAS) LIMITED
 (Translation of registrant’s name into English)

Ocean Centre, Montagu Foreshore
East Bay St.
Nassau, Bahamas
P.O. Box SS-19084
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein are a copy of the Company's report for the three months ended March 31, 2008, containing certain unaudited financial information and a Management's Discussion and Analysis of Financial Condition and Results of Operations.

ULTRAPETROL (BAHAMAS) LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007 (UNAUDITED)

The following discussion and analysis should be read in conjunction with the unaudited condensed consolidated financial statements of Ultrapetrol (Bahamas) Limited (the “Company”) and subsidiaries for the three months ended March 31, 2008 and 2007 included elsewhere in this report.

Our Company

We are an industrial shipping company serving the marine transportation needs of our clients in the markets on which we focus. We serve the shipping markets for grain, vegetable oils, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market, and the leisure passenger cruise market through our operations in the following four segments of the marine transportation industry.

Our River Business, with currently 591 barges, is the largest owner and operator of river barges and pushboats that transport dry bulk and liquid cargos through the Hidrovia Region of South America, a large area with growing agricultural, forest and mineral related exports.

Our Offshore Supply Business owns and operates vessels that provide critical logistical and transportation services for offshore petroleum exploration and production companies, in the North Sea and the coastal waters of Brazil. Our Offshore Supply Business fleet currently consists of technologically advanced platform supply vessels, or PSVs, including five in operation, one under construction in Brazil to be delivered in the fourth quarter of 2008, four under construction in India and two under construction in China (with an option for a further two exercisable before July 2008) with deliveries commencing in 2009.

Our Ocean Business operates nine oceangoing vessels, including three Handysize / small product tankers which we employ in the South American coastal trade where we have preferential rights and customer relationships, three versatile Suezmax / Oil-Bulk-Ore, or Suezmax OBOs, one Capesize vessel and one semi-integrated tug / barge unit. Included in this fleet is a fourth product tanker, recently added through a 3-year bareboat charter, for its employment in the South American coastal trade. Our Ocean Business fleet has an aggregate capacity of approximately 744,529 dwt.

Our Passenger Business owns and operates a 575 passenger cruise vessel, the Blue Monarch, which we currently employ on 7-day and 14-day cruises in the Aegean Sea.

Our business strategy is to continue to operate as a diversified marine transportation company with an aim to maximize our growth and profitability while limiting our exposure to the cyclical behavior of individual sectors of the marine transportation industry.

Developments in 2008

On January 15, 2008, we entered into a forward currency agreement with DVB AG to sell £0.5 million per month between January and December 2008 at an average rate of $1.945 per £ to cover part of our currency exposure on our operations in the North Sea related to our Offshore Supply Business.

On January 22, 2008, we entered into a Forward Freight Agreement (¨FFA¨) contract whereby a subsidiary of ours contracted via BNP Paribas with LCH Clearnet to charge LCH the average time charter rate for the 4 Capesize Time Charter Routes (C4TC) for a total of 60 days (29 days in February 2008 and 31 days in March 2008) in exchange for a fixed rate of $94,000 (ninety four thousand U.S. Dollars) per day. Through these FFAs we partially offset some of the FFA positions previously sold by our subsidiary for the months of February and March 2008.

On January 25, 2008, we entered into a 4-year secured term loan of up to $25.0 million with Banco BICE in respect of post-delivery financing of the Capesize vessel Princess Marisol.

On January 29, 2008, we drew down $25.0 million under the Banco BICE secured term loan agreement. The proceeds of the loan were fully utilized to repay the outstanding balance of the existing revolving unsecured credit agreement with Banco BICE. The unsecured revolving credit line now has a limit of $10.0 million.

On February 5, 2008, we entered into a purchase agreement to acquire 18 Mississippi barges in the United States of America for a total purchase price of $2.4 million. The barges were paid for and delivered to us in USA on February 19, 2008.

On February 21, 2008, we entered into a purchase agreement to acquire a 7,200 HP pushboat, the M/V Harry Waddington, for a total purchase price of $4.8 million. The pushboat was paid for and delivered to us in USA on March 3, 2008.

On February 26, 2008, we paid $10.5 million corresponding to the first 20% installment under the ship building contracts of our two PSVs under construction in China.

On March 14, 2008, we entered into an FFA contract whereby a subsidiary of ours contracted with Cetragpa, a subsidiary of Louis Dreyfus Armateurs, to pay the average time charter rate for the 4 Capesize Time Charter Routes (¨C4TC¨) for a total of 182.5 days (50% of every calendar month from January 2009 to December 2009 both inclusive) in exchange for a fixed rate of $90,000 (ninety thousand U.S. Dollars) per day. This FFA is an Over the Counter (¨OTC¨) contract and as such it was not done through a clearing house; it has no margin account requirements and bears a higher counterparty risk than a cleared FFA.

On March 17, 2008, we announced that our Board had authorized a share repurchase program which may cover up to $50.0 million of our common stock up to September 30, 2008 (the ¨Share Repurchase Program¨). The program does not require the company to purchase any specific number or amount of shares and may be suspended or reinstated at any time at the company’s discretion and without notice.

On March 19, 2008, we began repurchasing our own shares under the Share Repurchase Program. As of March 31, 2008 we had repurchased a total of 638,971 common shares for a total cost of $6.1 million at an average all-in price of $9.60 per share.

On March 19, 2008, we entered into a shipbuilding contract with a shipyard in Argentina to construct the hull of an 8,325 BHP pushboat for our River fleet that will be equipped with three out of the 24 heavy fuel engines included in our re-engining and re-powering program (“RERP”) with expected delivery in the first quarter of 2009. The cost of the construction of the hull of this pushboat is approximately $2.0 million.

On March 19, 2008, we signed a Mandate Letter with International Finance Corporation (“IFC”) to process a possible financing of our River Business capital expenditure program of up to $50.0 million.

On March 27, 2008 we entered into an FFA contract whereby a subsidiary of ours contracted with Bunge S.A. to pay the average time charter rate for the C4TC for a total of 182.5 days (50% of every calendar month from January 2009 to December 2009 both inclusive) in exchange for a fixed rate of $90,500 (ninety thousand and five hundred U.S. Dollars) per day. This FFA is an OTC contract and as such it is not done through a clearing house; it has no margin account requirements and bears a higher counterparty risk than a cleared FFA.

On March 27, 2008, we entered into a purchase agreement to acquire 27 Mississippi barges and a 3,800 BHP pushboat, the M/V Joey, C in the United States of America for a total purchase price of $5.7 million. All of the barges and the pushboat were paid for and delivered to us in USA on April 1, 2008.

On March 28, 2008, we entered into a purchase agreement to acquire a 7,200 BHP pushboat, the M/V Bob Blocker, for a total purchase price of $4.8 million. The pushboat was paid for and delivered to us in USA on April 21, 2008.

Recent Developments

On April 1, 2008, we received in the Hidrovia the 30 Mississippi barges and the 7,200 BHP pushboat (M/V Harry Waddington) previously acquired in the United States of America between September 26, 2007 and February 20, 2008.

On April 6, 2008, we entered into a 3-year bareboat charter for an 11,299 dwt, 2006 built product tanker, the M/T Austral, which we intend to employ on the South American coastal trade.

On April 9, 2008, we drew down the $10.0 million available under the Banco BICE revolving credit line for general corporate purposes.

On April 21, 2008, we entered into an FFA contract whereby a subsidiary of ours contracted with Bunge S.A. to pay the average time charter rate for the C4TC for a total of 182.5 days (50% of every calendar month from January 2009 to December 2009 both inclusive) in exchange for a fixed rate of $95,000 (ninety five thousand U.S. Dollars) per day. This FFA is an OTC contract and as such it is not done through a clearing house; it has no margin account requirements and bears a higher counterparty risk than a cleared FFA.

On April 29, 2008, we paid $8.8 million corresponding to the second 20% installment due under the ship building contracts for two of our four PSVs under construction in India.

Factors Affecting Our Results of Operations

We organize our business and evaluate performance by the following operating segments: River Business, Offshore Supply Business, Ocean Business and Passenger Business. The accounting policies of the reportable segments are the same as those for the unaudited condensed consolidated financial statements. We do not have significant inter-segment transactions.

Revenues

In our River Business, we contract for the carriage of cargoes, in substantially all cases, under contracts of affreightment, or COAs. Most of these COAs currently provide for adjustments to the freight rate based on changes in the price of marine diesel oil.

In our Offshore Supply Business, we contract our vessels under Time Charter in both Brazil and the North Sea.

In our Ocean Business, we contract our vessels either on a time charter basis or on a COA basis. Some of the differences between time charters and COAs are summarized below.

Time Charter

•	We derive revenue from a daily rate paid for the use of the vessel, and
•	The charterer pays for all voyage expenses, including fuel costs and port charges.

Contract of Affreightment (COA)

•	We derive revenue from a rate based on tonnage shipped expressed in dollars per metric ton of cargo which may be adjusted for increase in the price of fuel in accordance with a pre-agreed formula.
•	We pay for all voyage expenses, including fuel costs and port charges.

Our ships on time charters generate both lower revenues and lower expenses for us than those under COAs. At comparable price levels both time charters and COAs result in approximately the same operating income, although the operating margin as a percentage of revenues may differ significantly.

In our Passenger Business, our Blue Monarch is now employed on 7-day and 14-day cruises in the Aegean Sea. Under this arrangement we have no guaranteed minimum income and we have to organize and pay for port expenses and fuel in the itineraries we service. In this sense, the earnings of this vessel are similar in nature to a COA.

Time charter revenues accounted for 56% of the total revenues from our businesses for the first three months of 2008, while COA revenues accounted for 44%. With respect to COA revenues in the first three months of 2008, 81% were in respect of repetitive voyages for our regular customers and 19% in respect of single voyages for occasional customers.

In our River Business, demand for our services is driven by agricultural, mining and forestry activities in the Hidrovia Region. Droughts and other adverse weather conditions, such as floods, could result in a decline in production of the agricultural products we transport, which would likely result in a reduction in demand for our services. Further, most of the operation in our River Business occurs in the Parana and Paraguay Rivers, and any changes adversely affecting either of these rivers, such as low water levels, could reduce or limit our ability to effectively transport cargo.

In our Ocean Business, we employed a significant part of our ocean fleet on time charter to different customers during the three months ended March 31, 2008. During the first three months of 2008 the international dry bulk freight market was on average higher than it was in the first three months of 2007.

In our Passenger Business, demand for our services is driven primarily by movements of tourists during the European summer cruise season.

Expenses

Our operating expenses generally include the cost of all vessel management, crewing, spares and stores, insurance, lubricants, and repairs and maintenance. Generally, the most significant of these expenses are repairs and maintenance, wages paid to marine personnel, catering and marine insurance costs. However, there are significant differences in the manner in which these expenses are recognized in the different segments in which we operate.

In addition to vessels’ operating expenses, our other primary sources of operating expenses in 2008 included general and administrative expenses.

In our River Business, our voyage expenses include port expenses, barge cleaning, fleeting and fuel as well as charter hire paid to third parties and other expenses which may be incurred in proportion to port calls incurred or cargos carried.

In our Offshore Supply Business, voyage expenses include commissions paid by us to third parties which provide brokerage services.

In our Passenger Business, operating expenses currently include all vessel management, crewing, stores, insurance, lubricants, repairs and maintenance, catering, housekeeping and entertainment staff costs. Voyage expenses include port expenses, bunkers and the cost of food for the passengers.

Through our River Business, we own a dry dock and a repair facility for our River Business fleet at Pueblo Esther, Argentina, land for the construction of two terminals, a shipyard under construction in Argentina, and 50% joint venture participations in two grain loading terminals in Paraguay. UABL also rents offices in Asuncion (Paraguay) and Buenos Aires (Argentina) and a repair and shipbuilding facility in Ramallo (Argentina).

Through our Offshore Supply Business, we hold a lease for office space in Rio de Janeiro (Brazil) and Aberdeen (United Kingdom). In addition, through Ravenscroft, we own a building in Coral Gables, Florida (United States of America). Additionally, we hold a lease to an office in Buenos Aires (Argentina).

Foreign Currency Transactions

During the three months ended March 31, 2008, 90% of our revenues were denominated in U.S. Dollars, 8% of our revenues were denominated and collected in British Pounds and 2% of our revenues were denominated and collected in Brazilian Reais. Furthermore, 21% of our total revenues were denominated in U.S. Dollars but collected in Argentine Pesos, Brazilian Reais and Paraguayan Guaranies. Significant amounts of our expenses were denominated in U.S. dollars and 9% of our total out-of-pocket operating expenses were paid in Argentine Pesos, Brazilian Reais and Paraguayan Guaranies.

Our operating results, which we report in U.S. Dollars, may be affected by fluctuations in the exchange rate between the U.S. Dollar and other currencies. For accounting purposes, we use U.S. Dollars as our functional currency. Therefore, revenue and expense accounts are translated into U.S. Dollars at the average exchange rate prevailing on the month of each transaction.

We have not historically significantly hedged our exposure to changes in foreign currency exchange rates and, as a result, we could incur unanticipated losses due to exchange rate variations. However, on January 2008, we entered into a forward currency agreement to sell £0.5 million per month between January and December 2008 at an average rate of $1.945 per £ to cover part of the exposure that stems from the revenues of our PSVs in the North Sea which are denominated in British Pounds.

Inflation and Fuel Price Increases

We do not believe that inflation has had a material impact on our operations, although certain of our operating expenses (e.g., manning, repair, maintenance and dry docking costs) are subject to fluctuations as a result of market forces.

Inflationary pressure on prices in the South American countries in which we operate may not be fully compensated by equivalent adjustments in the rate of exchange between the local currencies and the US Dollar. Also the US Dollar depreciation or significant revaluation of the local currencies against it has had an incremental effect on the portion of our operating expenses incurred in those local currencies (See “Foreign Currency Transactions”).

In 2006 and thereafter, we negotiated and intend to continue to negotiate fuel price adjustment (“fuel pass-through”) clauses in most of our River Business COAs. However temporary miss alignments may exist between the prices that we pay for fuel and the adjustment that we obtain under our freight contracts.

In our Ocean Business, fuel prices increases are not expected to have a material effect on our immediate future operations as the fleet is currently time chartered to third parties, since under time charter contracts, it is the charterer who pays for fuel. When our ocean vessels are employed under COAs, freight rates for voyage charters are generally sensitive to the price of fuel prevailing at the time of negotiating the voyage charter. However, a sharp rise in bunker prices may have a temporary negative effect on results since freights generally adjust only after prices settle at a higher level.

In the Offshore Supply Business the risk of variation of fuel prices under the fleet’s current employment profile is borne by the charterers, since the vessels generally are under time charters and the charterers are responsible for the payment of the fuel cost.

In our Passenger Business, our results of operations are exposed to changes in bunker prices, offset somewhat by bunker fuel surcharges which are charged to passengers as a separate and supplementary cost when market conditions allow.

Forward Freight Agreements (FFAs)

We enter into Forward Freight Agreements (FFAs) as economic hedges to reduce our exposure to changes in the spot market rates earned by some of our vessels in the normal course of our Ocean Business. By using FFAs, we aim at managing the risk associated with fluctuating market conditions. FFAs generally cover periods ranging from one month to one year and involve contracts to provide a fixed number of theoretical voyages at fixed rates. FFAs can be executed through LCH, a London clearing house, with which we started to trade during May 2007, but may also be agreed through other clearing houses or as “Over the Counter” (OTC) contracts in which case each party accepts the signature of the other party as sufficient guarantee of its obligations under the contract.

Although LCH or other clearing houses require the posting of collateral, the use of a clearing house reduces the Company’s exposure to counterparty credit risk. We are exposed to market risk in relation to our positions in FFAs and could suffer substantial losses from these activities in the event our expectations prove to be incorrect. We enter into FFAs with an objective of either economically hedging risk or, secondarily, for trading purposes to take advantage of short term fluctuations in freight rates. As of March 31, 2008, we were committed to FFAs with a fair value of $33.7 million recorded as a liability, the cleared part of which has been offset against the cash collateral we provided of $52.3 million. These contracts settle between April 2008 and December 2009. As of March 31, 2008, we had $1.4 million outstanding under our credit facility with BNP Paribas to fund part of our margins.

The fair value of FFAs is the estimated amount that we would receive or pay in order to terminate these FFA contracts as of March 31, 2008.

Certain FFAs qualified as cash flow hedges for accounting purposes at March 31, 2008 with the change in fair value of the effective portions being recorded in accumulated other comprehensive income (loss) as a loss amounting to $33.7 million. The qualification of a cash flow hedge for accounting purposes may depend upon the employment of some of our vessels matching those taken into consideration when calculating the value of the FFAs we have entered into as economic hedge instruments. All qualifying hedges together with FFAs that do not qualify for hedge accounting are shown at fair value in our balance sheet.

At March 31, 2008 the fair market value of the FFAs, resulted in a liability to the Company of $33.7 million. The Company recorded an aggregate net unrealized (non-cash) gain of $11.7 million and a net realized loss of $5.4 million for the three month period ended March 31, 2008, which are reflected as a net gain of $6.3 million on the Company’s statement of income as “Other income (expenses) – Net income (loss) on FFAs” for transactions involving FFAs.

At May 9, 2008 the liability related to the fair market value of the FFAs has been increased in $13.9 million from March 31, 2008 to $47.6 million. However, these amounts are likely to vary materially as a result of changes in market conditions and/or for , changes in the FFAs entered into by us.

Seasonality

Each of our businesses has seasonal aspects, which affect their revenues on a quarterly basis. The high season for our River Business is generally between the months of March and September, in connection with the South American harvest and higher river levels. However, growth in the soy pellet manufacturing, minerals and forest industries may help offset some of this seasonality. The Offshore Supply Business operates year-round, particularly off the coast of Brazil, although weather conditions in the North Sea may reduce activity from December to February. In the Ocean Business, demand for oil tankers tends to be stronger during the winter months in the Northern hemisphere. Demand for dry bulk transportation tends to be fairly stable throughout the year, with the exceptions of the Chinese New Year in the first quarter and the European summer holiday season in our third quarter, which generally show lower charter rates. Under existing arrangements, our Passenger Business currently generates its revenue during the European cruise season, typically between May and October of each year.

Legal Proceedings

Our Brazilian subsidiary in the Offshore Supply Business UP Offshore Apoio Maritimo Ltda. (“UP Apoio”) is involved in a customs dispute with the Brazilian Customs Tax Authorities over the alleged infringement of customs regulations by the UP Diamante in October 2007. The Customs Authority claims that when the UP Diamante docked to the CSO Deep Blue (a vessel not owned by us) to transfer certain equipment as part of its employment instructions under its charter with Petróleo Brasilero S.A. (¨Petrobras¨), the UP Diamante did not comply with certain regulations applicable to the docking of vessels when one of them is destined for a foreign country. As a result, the Brazilian Customs Tax Authority commenced an administrative proceeding of which UP Apoio was notified in November 24, 2007, and seeks to impose the maximum Customs penalty, which corresponds to the confiscation (“perdimento”) of the vessel UP Diamante in favor of the Brazilian Federal Government.

On December 21, 2007 UP Apoio filed an administrative defense stating that: (i) the legal position taken by Customs Authority is not applicable to the UP Diamante since the “perdimento” is only applicable to vessels coming from or going abroad, and not to vessels engaged in cabotage voyages as was the UP Diamante; (ii) UP Diamante did not violate the Customs Regulation Code because (a) there is no provision related to the transfer of equipment when one of the vessels is going abroad but the other is not and (b) none of the vessels involved was coming from or going abroad; (iii) confiscation could not be imposed on a vessel owned by UP Apoio because at the time of the alleged infringement the UP Diamante was on hire and under charter to Petrobras and consequently under the control and direction of Petrobras and not of UP Apoio; (iv) the imposition of confiscation violates the principles of proportionality, reasonability and non-confiscation; and (v) confiscation is not applicable because under Brazilian Tax Code, when in case of doubt, the applicable law should be interpreted in favor of the taxpayer, and in this case the report issued by the Brazilian Customs Authorities recognizes the existence of doubt concerning the applicability of the corresponding section of the Customs Regulation.

Based on the foregoing, our Brazilian Counsel has considered that the defense presented by UP Apoio is likely to succeed and therefore classified the potential liability as remote.

On September 21, 2005, the local customs authority of Ciudad del Este, Paraguay, issued a finding that certain UABL entities owe taxes to that authority in the amount of $2.2 million, together with a fine for non-payment of the taxes in the same amount, in respect of certain operations of our River Business for the prior three-year period. This matter was referred to the Central Customs Authority of Paraguay (the “Paraguayan Customs Authority”). We believe that this finding is erroneous and UABL has formally replied to the Paraguayan Customs Authority contesting all of the allegations upon which the finding was based. After review of the entire operations for the claimed period, the Paraguayan Tax authorities, asserting their jurisdiction over the matter, confirmed that the UABL entities did pay their taxes on the claimed period, but held a dissenting view on a third issue (the tax base used by the UABL entities to calculate the applicable withholding tax). Finally, the primary case was appealed by the UABL entities before the Tax and Administrative Court, and when summoned, the Paraguayan Tax Authorities filed an admission, upon which the Court on November 24, 2006, confirmed that the UABL entities were not liable for the first two issues. Nevertheless, the third issue continued, and through a resolution which was provided to UABL on October 13, 2006, the Paraguayan Undersecretary for Taxation has confirmed that, in his opinion, UABL was liable for a total of approximately $0.7 million and has applied a fine of 100% of this amount. UABL have entered a plea with the respective court contending the interpretation on the third issue where we claim to be equally non liable. On October 19, 2007, we presented a report by an expert which is highly favorable for our position. All court proceedings on the case are over, and it is expected that the Tax and Administrative Court issues its finding by the end of 2008 or beginning of 2009. We have been advised by UABL’s counsel in the case that there is only a remote possibility that a court would find UABL liable for any of these taxes or fines.

On November 3, 2006 and April 25, 2007, the Bolivian Tax Authority (“Departamento de Inteligencia Fiscal de la Gerencia Nacional de Fiscalización”) issued a notice in the Bolivian press advising that UABL International S.A. (a Panamanian subsidiary of the Company) would owe taxes to that authority. On June 18, 2007, our legal counsel in Bolivia submitted points of defense to the Bolivian tax authorities. On August 27, 2007 the Bolivian tax authorities gave notice of a resolution determining the taxes that UABL International S.A. would owe to them in the amount of approximately $4.8 million (including interest and fines). On October 1, 2007, our legal counsel in Bolivia gave notice to the Bolivian tax authorities of the lawsuit commenced by UABL International S.A. to refute the resolution above mentioned. We have learned (but have not been legally notified) that on October 20, 2007, the Bolivian Tax Authority replied to UABL’S lawsuit, with the corresponding judge participating in the suit stopping the process. We have been advised by our local counsel that there is only a remote possibility that UABL International S.A. would finally be found liable for any of these taxes or fines and / or that these proceedings will have financial material adverse impact on the financial position or results of the Company.

Various other legal proceedings involving us may arise from time to time in the ordinary course of business. However, we are not presently involved in any other legal proceedings that, if adversely determined, would have a material adverse effect on us.

Results of Operations

Three months ended March 31, 2008 compared to Three months ended March 31, 2007.

The following table sets forth certain unaudited historical income statement data for the periods indicated above derived from our unaudited condensed consolidated statements of income expressed in thousands of dollars.

	Three Months Ended March 31,
	2008	2007	Percent change
Revenues
Attributable to River Business	$27,156	$21,528	26%
Attributable to Offshore Supply Business	9,187	8,395	9%
Attributable to Ocean Business	31,058	12,753	144%
Attributable to Passenger Business	-	2,750	-100%

Total revenues	67,401	45,426	48%

Voyage expenses
Attributable to River Business	(13,555)	(8,642)	57%
Attributable to Offshore Supply Business	(422)	(198)	113%
Attributable to Ocean Business	(982)	(329)	198%
Attributable to Passenger Business	(273)	(759)	-64%

Total voyage expenses	(15,232)	(9,928)	53%

Running costs
Attributable to River Business	(7,954)	(5,539)	44%
Attributable to Offshore Supply Business	(3,937)	(2,623)	50%
Attributable to Ocean Business	(8,142)	(3,855)	111%
Attributable to Passenger Business	(763)	(2,629)	-71%

Total running costs	(20,796)	(14,646)	42%

Amortization of dry docking & intangible assets	(1,412)	(2,108)	-33%
Depreciation of vessels and equipment	(8,432)	(5,946)	42%
Administrative and commercial expenses	(5,331)	(4,493)	19%
Other operating income	2,051	63	-

Operating profit	18,249	8,368	118%

Financial expense	(6,447)	(5,097)	26%
Financial income	442	190	133%
Net income on FFAs	6,311	-	-
Investment in affiliates	(174)	169
Other , net	(175)	(129)	36%

Total other expenses	(43)	(4,867)	-99%

Income before income taxes and minority interest	18,206	3,501	420%

Income taxes	(627)	(1,398)	-55%
Minority interest	(240)	(139)	73%

Net income	$17,339	$1,964	783%

Revenues. Total revenues from our River Business increased by $5.7 million or 26% from $21.5 million for the three months ended March 31, 2007 to $27.2 million for the same period in 2008. This increase is mainly attributable to a 14% increase in volumes loaded and a 23% increase in freight rates, partially offset by a negative adjustment of $3.1 million due to revenue recognition for barge positioning as of March 31, 2008, as compared to a similar adjustment of $0.5 million for the same period in 2007.

Total revenues from our Offshore Supply Business increased from $8.4 million for the three months ended March 31, 2007 to $9.2 million for the same period in 2008, or an increase of 9%. This increase is mainly attributable to a full quarter of operations of our UP Diamante, which was delivered to us in May 2007, as compared to none in 2007, coupled with higher average rates obtained by our vessel UP Agua-Marihna in Brazil, when compared to rates for the same period in 2007, but were partially offset by the lesser number of operational days of our vessel UP Esmeralda as a consequence of propulsion damage (while the loss of hire of this vessel is covered by insurance, the proceeds of this insurance are accounted for under “other operating income”) and lower average earnings of our UP Topazio on its spot employment in the North Sea in the months of January and February of 2008 as compared to her time charter revenues in Brazil for the same months of 2007.

Total revenues from our Ocean Business increased from $12.8 million for the three months ended March 31, 2007 to $31.1 million for the three months ended March 31, 2008, or an increase of 144%. This increase is primarily attributable to the higher time charter rates obtained by our vessels Princess Katherine and Princess Nadia as compared to the first three months of 2007 and of our Capesize vessel Princess Marisol which was delivered to us in November 2007, coupled with a full quarter of operations of our product carriers Alejandrina and Amadeo delivered in March and August 2007, respectively, and partially offset by the sale of our Aframax product tanker vessel, Princess Marina, in September 2007.

Total revenues from our Passenger Business decreased 100% from $2.8 million in the first three months of 2007 to $0 in the same period of 2008. This decrease is primarily attributable to the sale of our passenger vessel, New Flamenco, in October 2007. This vessel had enjoyed off-season employment as a floating hotel during January and February 2007.

Voyage expenses. In the three months ended March 31, 2008, voyage expenses of our River Business were $13.6 million, as compared to $8.6 million for the same period of 2007, an increase of $5.0 million. The increase is mainly attributable to higher fuel expenditure primarily due to higher fuel prices and volumes consumed, together with higher port expenses.

In the three months ended March 31, 2008, voyage expenses of our Offshore Supply Business were $0.4 million, as compared to $0.2 million for the same period of 2007. This increase is primarily attributable to the delivery and entry into operation of the UP Diamante in May 2007.

In the three months ended March 31, 2008, voyage expenses of our Ocean Business were $1.0 million, as compared to $0.3 million for the same period of 2007. This increase is mainly attributable to the entry into operations of our Capesize Princess Marisol which had some days of operations under COA mode in January 2008, partially offset by higher voyage expenses of our product carrier Alejandrina during the three months ended March 31, 2007, due to the positioning voyage she did after her delivery.

In the three months ended March 31, 2008, voyage expenses of our Passenger Business were $0.3 million as compared to $0.8 million for the same period in 2007. This decrease is primarily attributable to the sale of our passenger vessel, New Flamenco, in October 2007, which had enjoyed off-season employment as a floating hotel during January and February 2007.

Running costs. For the three months ended March 31, 2008, running costs of our River Business were $8.0 million, as compared to $5.5 million for the same period in 2007, an increase of $2.5 million. This increase is mainly attributable to the operation of a bigger fleet which now includes for a full quarter in 2008 the operation of the Otto Candies convoy, as compared to less than a month in the first quarter of 2007, and the entry into service on August 2007 of the 33 Mississippi barges and one pushboat acquired in the United States of America, coupled with an increase in our boat costs such as crew, supplies and repairs and with an increase in the volumes carried.

For the three months ended March 31, 2008, running costs of our Offshore Supply Business were $3.9 million, as compared to $2.6 million for the same period in 2007. This increase is primarily attributable to the start of operations of our UP Diamante in May 2007 and a general increase in our Brazilian operations due to the appreciation of the Brazilian Real.

For the three months ended March 31, 2008, running costs of our Ocean Business were $8.1 million, as compared to $3.9 million for the same period in 2007. This increase is mainly attributable to the start of operations of our product carriers Alejandrina and Amadeo and our Capesize vessel Princess Marisol in March, August and November 2007, respectively, and by a lesser number of days in operation of our Princess Nadia in January 2007 due to her dry dock.

For the three months ended March 31, 2008, running costs of our Passenger Business were $0.8 million, compared to $2.6 million for the same period in 2007. This decrease is mainly attributable to the sale of our vessel, New Flamenco, which had an off-season employment in the first quarter of 2007.

Amortization of dry docking and intangible assets. For the three months ended March 31, 2008, amortization of dry docking and special survey costs were $1.4 million as compared to $2.1 million for the same period in 2007. This decrease is primarily attributable to the sale of our Aframax product tanker vessel, Princess Marina, in September 2007, and a reduced level of amortization of drydock of our OBO vessels.

Depreciation of vessels and equipment. Depreciation increased by $2.5 million, or 42%, to $8.4 million for the three months ended March 31, 2008 as compared to $5.9 million for the same period in 2007. This increase is primarily attributable to the additional depreciation associated with the acquisitions of the Otto Candies convoy, the entry into operation of our product carrier Amadeo in August 2007, and of our Capesize vessel Princess Marisol in November 2007, the delivery by the yard and entry into operation of the UP Diamante in May 2007, the increased value of our Miranda I (which was converted to double hull during the second quarter of 2007), the depreciation associated with machinery added to our yard in Ramallo and the additional depreciation associated with the barge enlargement program and the barges included in the bottom replacement program. This increase is partially offset by the sale of our Aframax and passenger vessels, Princess Marina and New Flamenco, on September and October 2007, respectively, and by the reduction in the depreciation charge of our OBO vessels as a result of the extension in their useful lives from 24 to 27 years.

Administrative and commercial expenses. Administrative and commercial expenses were $5.3 million for the three months ended March 31, 2008 as compared to $4.5 million for the same period in 2007. This increase of $0.8 million is mainly attributable to an increase in audit fees and taxes.

Other operating income. For the three months ended March 31, 2008, other operating income was $2.1 million as compared to $0.1 million for the same period in 2007. This increase is primarily attributable to income related to the delay and loss of hire insurances of our Alejandrina, UP Topazio and UP Esmeralda during the first quarter of 2008.

Operating profit. Operating profit for the three months ended March 31, 2008 was $18.2 million, as compared to $8.4 million for the same period in 2007, an increase of $9.8 million. This increase is mainly attributable to an improved performance of our Ocean Business ($12.2 million), partially offset by lower results in the River Business ($2.7 million less than first quarter 2007) and by higher administrative and commercial expenses.

Financial expense. For the three months ended March 31, 2008, financial expense was $6.4 million as compared to $5.1 million for the same period in 2007. This increase is primarily attributable to an increase in our variable interest rate debt in comparison to the first quarter of 2007.

Net income (loss) on FFAs. The net income on FFAs increased to $6.3 million for the three months ended March 31, 2008 as compared to zero in 2007, or an increase of 100% because the Company had no FFAs in place by the end of the same period of 2007.

Minority Interest. Minority Interest for the three months ended March 31, 2008 was $0.2 million, as compared to $0.1 million for the same period in 2007, an increase of $0.1 million. This increase is mainly attributable to higher results of our subsidiary in the Offshore Supply Business, UP Offshore (Bahamas) Limited.

Income tax. The charge for three months ended March 31, 2008 was $0.6 million, compared with $1.4 million for the same period in 2007. The lower charge in 2008 compared with 2007 principally reflects the deferred income tax charge from unrealized foreign currency exchange gains on US Dollar-denominated debt of our Brazilian subsidiary in our Offshore Supply Business of $0.2 million, as well as the tax liability in Brazil under the accelerated depreciation scheme our Brazilian subsidiary is utilizing for Brazilian tax purposes.

Liquidity and Capital Resources

We are a holding company and operate in a capital-intensive industry requiring substantial ongoing investments in revenue-producing assets. Our subsidiaries have historically funded their vessel acquisitions through a combination of bank indebtedness, shareholder loans, cash flow from operations and equity contributions.

The ability of our subsidiaries to make distributions to us may be limited by, among other things, restrictions under our credit facilities and applicable laws of the jurisdictions of their incorporation or organization.

As of March 31, 2008, we had aggregate indebtedness of $330.1 million, consisting of $180.0 million aggregate principal amount of our First Preferred Ship Mortgage Notes due 2014, or the Notes, consolidated indebtedness of our subsidiary UP Offshore (Bahamas) Limited of $91.5 million under three senior loan facilities with DVB, indebtedness of our subsidiary Stanyan Shipping Inc. of $12.7 million under a senior loan facility with Natixis, indebtedness of our subsidiary Hallandale Commercial Corp. of $19.5 million under a senior loan facility with Nordea Bank, indebtedness of our  subsidiary Lowrie Shipping LLC of $25.0 million under a senior loan facility with Banco BICE, indebtedness of our subsidiary Danube Maritime Inc. of $1.4 million under a credit facility with BNP Paribas of $9.0 million, and total accrued interest of $6.4 million.

At March 31, 2008, we had cash and cash equivalents on hand of $42.0 million. In addition, we had $20.0 million in non current restricted cash.

On April 9, 2008 we drew down $10.0 million under the BICE revolving credit line.

Operating Activities

In the three months ended March 31, 2008, we generated $24.9 million in cash flow from operations compared to $15.8 million in the same period of 2007. We had a net income of $17.3 million for the first three months ended March 31, 2008, as compared to a net income of $2.0 million in the same period of 2007, an increase of $15.3 million. Included in the result for the first three months ended March 31, 2008 are $6.3 million in non-cash gains due to the mark-to-market under our FFAs and a non-cash loss of $0.2 million due to a deferred income tax charge from unrealized foreign currency exchange rate gains on U.S. Dollar-denominated debt of our Brazilian subsidiary in the Offshore Supply Business.

Net cash provided by operating activities consists of our net income increased by non-cash expenses, such as depreciation and amortization of deferred charges, and adjusted by changes in working capital and expenditures for dry docking.

Investing Activities

During the three months ended March 31, 2008, we disbursed $5.4 million to enlarge and refurbish barges and pushboats, $13.0 million as part of the purchase of 45 Mississippi barges and three pushboats, and $2.4 million related to the civil engineering and machinery of our new barge building yard in our River Business; $11.4 million to fund the advance on the two PSVs that are being constructed in China and the UP Rubi, under construction in Brazil, in our Offshore Supply Business.

Financing Activities

Net cash used in financing activities was $6.9 million during the three months ended March 31, 2008, compared to net cash provided by financing activities of $47.6 million during the same period of 2007. The decrease in cash provided by financing activities is mainly attributable to the $4.6 million used in repurchasing shares as compared to none in the same period of 2007, $3.3 million used in capital repayments as compared to $1.6 million in the same period of 2007, and $49.6 million of net proceeds from long term financial debt in the first quarter of 2007 as compared with none in the same period of 2008.

Future Capital Requirements

Our near-term cash requirements are related primarily to funding operations and the scheduled installments of our new vessels under construction, setting up our new yard for building barges in Argentina, potentially acquiring second-hand vessels, covering margin calls and settlements under our outstanding FFAs, increasing the size of some of our barges and purchasing new engines for our line pushboats. We cannot assure that our actual cash requirements will not be greater than we currently expect. If we cannot generate sufficient cash flow from operations, we may obtain additional funding through capital market transactions, bank debt and other financial instruments, although it is possible these sources will not be available to us.

Supplemental Information

The following table reconciles our EBITDA to our net income:

($000)	Three Months Ended March 31,
	2008	2007

Net Income	$17,339	$1,964
Plus
Financial expense	6,447	5,097
Income taxes	627	1,398
Depreciation and amortization	9,844	8,054

EBITDA (1)	$34,257	$16,513

The following tables reconcile our EBITDA to our Operating profit (loss) for the three months ended March 31, 2008 and 2007, on a consolidated and a per segment basis:

($000)	Three Months Ended March 31, 2008
	River	Offshore Supply	Ocean	Passenger	TOTAL

Segment operating profit (loss)	$772	$3,950	$15,429	$(1,902)	$18,249
Depreciation and amortization	3,055	1,166	4,854	769	9,844
Investment in affiliates / Minority interest	(124)	(240)	(50)	-	(414)
Other, net (3)	(180)	-	5	-	(175)
Net income on FFAs	-	-	6,311	-	6,311

Segment EBITDA	$3,523	$4,876	$26,549	$(1,133)	$33,815

Items not included in segment EBITDA
Financial income					442

Consolidated EBITDA (2)					$34,257

($000)	Three Months Ended March 31, 2007
	River	Offshore Supply	Ocean	Passenger	TOTAL

Segment operating profit (loss)	$3,480	$3,609	$3,258	$(1,979)	$8,368
Depreciation and amortization	2,285	904	3,738	1,127	8,054
Investment in affiliates / Minority interest	4	(139)	165	-	30
Other, net (3)	(151)	-	22	-	(129)
Net income (loss) on FFAs	-	-	-	-	-

Segment EBITDA	$5,618	$4,374	$7,183	$(852)	$16,323

Items not included in segment EBITDA
Financial income					190

Consolidated EBITDA (2)					$16,513

(1) EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses, income taxes, depreciation and amortization of dry dock expense and financial gain (loss) on extinguishment of debt. We believe that EBITDA is intended to exclude all items that affect results relating to financing activities. The gains and losses associated with extinguishment of debt are a direct financing item that affects our results, and therefore should not be included in EBITDA. We do not intend for EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation), and should not be considered as an alternative to net income (loss) as an indicator of our operating performance or to cash flows from operations as a measure of liquidity. This definition of EBITDA may not be comparable to similarly titled measures disclosed by other companies. We have provided EBITDA in this filing because we believe it provides useful information to investors to measure our performance and evaluate our ability to incur and service indebtedness.

(2) The reconciliation of our consolidated EBITDA to our Net income (loss) is set forth in the first table shown under section “Supplemental Information” in this filing.

(3) Individually not significant.

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

Condensed Consolidated Financial Statements at March 31, 2008

ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

TABLE OF CONTENTS TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONTENTS	PAGE

• Financial statements

– Condensed consolidated balance sheets at March 31, 2008 (unaudited) and December 31, 2007	- 1 -

– Condensed consolidated statements of income for the three-month periods ended March 31, 2008 and 2007 (unaudited)	- 2 -

– Condensed consolidated statements of changes in shareholders’ equity for the three-month periods ended March 31, 2008 and 2007 (unaudited)	- 3 -

– Condensed consolidated statements of cash flows for the three-month periods ended March 31, 2008 and 2007 (unaudited)	- 4 -

– Notes to condensed consolidated financial statements	- 5 -

CONDENSED CONSOLIDATED BALANCE SHEETS
(Stated in thousands of U.S. dollars, except par value and share amounts)

	At March 31, 2008 (Unaudited)	At December 31, 2007
ASSETS

CURRENT ASSETS

Cash and cash equivalents	$41,957	$64,262
Accounts receivable, net of allowance for doubtful accounts of $250 and $248 in 2008 and 2007, respectively	17,983	15,680
Receivables from related parties	2,699	2,804
Operating supplies	4,405	4,961
Prepaid expenses	4,284	3,198
Other receivables	14,608	14,336
Total current assets	85,936	105,241
NONCURRENT ASSETS

Other receivables	8,701	7,793
Receivables from related parties	2,280	2,280
Restricted cash	19,986	20,168
Vessels and equipment, net	491,320	462,292
Dry dock	3,907	4,428
Investment in affiliates	2,083	2,257
Intangible assets	2,765	2,961
Goodwill	5,015	5,015
Other assets	6,775	6,877
Deferred income tax assets	2,778	2,848
Total noncurrent assets	545,610	516,919
Total assets	$631,546	$622,160

LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES

Accounts payable	$21,272	$16,813
Payable to related parties	398	718
Accrued interest	6,440	2,579
Current portion of long-term financial debt	20,804	17,795
Other payables	3,369	2,568
Total current liabilities	52,283	40,473
NONCURRENT LIABILITIES

Long-term financial debt	309,300	314,140
Deferred income tax liability	11,038	10,663
Total noncurrent liabilities	320,338	324,803
Total liabilities	372,621	365,276

MINORITY INTEREST	3,982	3,742

SHAREHOLDERS’ EQUITY
Common stock, $.01 par value: 100,000,000 authorized shares; 32,804,059 shares issued and outstanding	328	334
Additional paid-in capital	267,091	266,647
Treasury stock 638,971 shares	(6,127)	-
Accumulated earnings	27,011	9,672
Accumulated other comprehensive income (loss)	(33,360)	(23,511)
Total shareholders’ equity	254,943	253,142
Total liabilities, minority interest and shareholders’ equity	$631,546	$622,160

The accompanying notes are an integral part of
these unaudited condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
(Stated in thousands of U.S. dollars, except share and per share data)

	For the three-month periods ended March 31,
	2008	2007
REVENUES

Revenues from third parties	$67,401	$44,357
Revenues from related parties	-	1,069
Total revenues	67,401	45,426

OPERATING EXPENSES

Voyage expenses	(15,232)	(9,928)
Running costs	(20,796)	(14,646)
Amortization of dry docking	(1,216)	(1,912)
Depreciation of vessels and equipment	(8,432)	(5,946)
Amortization of intangible assets	(196)	(196)
Administrative and commercial expenses	(5,331)	(4,493)
Other operating income	2,051	63
	(49,152)	(37,058)
Operating profit	18,249	8,368

OTHER INCOME (EXPENSES)

Financial expense	(6,447)	(5,097)
Financial income	442	190
Net income on FFAs	6,311	-
Investment in affiliates	(174)	169
Other, net	(175)	(129)
Total other expenses	(43)	(4,867)

Income before income taxes and minority interest	18,206	3,501

Income taxes	(627)	(1,398)
Minority interest	(240)	(139)
Net income	$17,339	$1,964

Basic net income per share	$0.52	$0.07
Diluted net income per share	$0.52	$0.07
Basic weighted average number of shares	33,170,208	28,000,000
Diluted weighted average number of shares	33,299,557	28,251,523

The accompanying notes are an integral part of
these unaudited condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(UNAUDITED)
(Stated in thousands of U.S. dollars, except share data)

Balance	Shares amount	Common stock	Additional paid-in capital	Treasury stock	Accumulated earnings	Accumulated other comprehensive income (loss)	Total

December 31, 2006	28,346,952	$283	$173,826	$-	$5,231	$89	$179,429

Compensation related to option and restricted stock granted	-	-	458	-	-	-	458

Comprehensive income:
– Net income	-	-	-	-	1,964	-	1,964
– Effect of derivative financial instruments	-	-	-	-	-	205	205
Total comprehensive income							2,169
March 31, 2007	28,346,952	$283	$174,284	-	$7,195	$294	$182,056

December 31, 2007	33,443,030	$334	$266,647	$-	$9,672	$(23,511)	$253,142

Compensation related to options and restricted stock granted	-	-	444	-	-	-	444

Repurchase of treasury shares	(638,971)	(6)	-	(6,127)	-	-	(6,133)

Comprehensive income:
– Net income	-	-	-	-	17,339	-	17,339
– Effect of derivative financial instruments	-	-	-	-	-	(9,849)	(9,849)
Total comprehensive income							7,490
March 31, 2008	32,804,059	$328	$267,091	$(6,127)	$27,011	$(33,360)	$254,943

The accompanying notes are an integral part of
these unaudited condensed consolidated financial statements

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(Stated in thousands of U.S. dollars)

	For the three-month periods ended March 31,
	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$17,339	$1,964

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation of vessels and equipment	8,432	5,946
Amortization of dry docking	1,216	1,912
Expenditure for dry docking	(695)	(3,207)
Net (income) on FFAs	(6,311)	-
Amortization of intangible assets	196	196
Share-based compensation	444	458
Note issuance expenses amortization	563	409
Minority interest in equity of subsidiaries	240	139
Net loss (gain) from investment in affiliates	174	(169)
Allowance for doubtful accounts	3	(19)

Changes in assets and liabilities net of effects from purchase of Otto Candies in 2007:
Decrease (increase) in assets:
Accounts receivable	(2,306)	5,710
Receivable from related parties	105	(562)
Marine and river operating supplies	556	107
Prepaid expenses	(1,086)	(3,228)
Other receivables	(1,190)	60
Other	96	40
Increase (decrease) in liabilities:
Accounts payable	2,906	1,660
Payable to related parties	(320)	(420)
Other	4,559	4,808
Net cash provided by operating activities	24,921	15,804

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of vessels and equipment ($11,148 and $13,021 in 2008 and 2007 for vessels in construction)	(36,669)	(36,179)
Purchase of Otto Candies, net of cash acquired	-	(13,772)
Net decrease in funding cash collateral of FFAs	1,723	-
Cash settlements of FFAs	(5,408)	-
Other	-	(18)
Net cash (used in) investing activities	(40,354)	(49,969)

CASH FLOWS FROM FINANCING ACTIVITIES

Scheduled repayments of long-term financial debt	(3,277)	(1,550)
Early repayments of long-term financial debt	-	(25,300)
Proceeds from long-term financial debt	25,000	74,922
Decrease in short-term financial debt	(25,000)	-
Funds used in repurchase of treasury shares	(4,580)	-
Other	985	(432)
Net cash (used in) provided by financing activities	(6,872)	47,640
Net (decrease) increase in cash and cash equivalents	(22,305)	13,475

Cash and cash equivalents at the beginning of year	$64,262	$20,648
Cash and cash equivalents at the end of period	$41,957	$34,123

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Stated in thousands of U.S. dollars, except per share data and otherwise indicated)
(Information pertaining to the three-month periods ended March 31, 2008 and 2007 is unaudited)

1.	NATURE OF OPERATIONS AND CORPORATE ORGANIZATION

Nature of operations

Ultrapetrol (Bahamas) Limited (“Ultrapetrol Bahamas”, “Ultrapetrol”, “the Company”, “us” or “we”) is a company organized and registered as a Bahamas Corporation since December 1997.

We are a shipping transportation company serving the marine transportation needs of our clients in the markets on which we focus.  We serve the shipping markets for grain, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market, and the leisure passenger cruise market through our operations in the following four segments of the marine transportation industry. In our River Business we are an owner and operator of river barges and pushboats in the Hidrovia region of South America, a region of navigable waters on the Parana, Paraguay and Uruguay Rivers and part of the River Plate, which flow through Brazil, Bolivia, Uruguay, Paraguay and Argentina. In our Offshore Supply Business we own and operate vessels that provide logistical and transportation services for offshore petroleum exploration and production companies, in the North Sea and the coastal waters of Brazil. In our Ocean Business, we are an owner and operator of oceangoing vessels that transport petroleum products and dry cargo. In our Passenger Business, we are an owner of a cruise vessel that transport passengers primarily cruising the Aegean Sea.

2.	SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of presentation and principles of consolidation

The unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial information.  The consolidated balance sheet at December 31, 2007, has been derived from the audited financial statement at that date.  The unaudited condensed consolidated financial statements do not include all of the information and footnotes required by US GAAP for complete financial statements.  All adjustments which, in the opinion of the management of the Company, are considered necessary for a fair presentation of the results of operations for the periods shown are of a normal, recurring nature and have been reflected in the unaudited condensed consolidated financial statements.  The results of operations for the periods presented are not necessarily indicative of the results expected for the full fiscal year or for any future period.

The unaudited condensed consolidated financial statements include the accounts of the Company and its subsidiaries, both majority and wholly owned.  Significant intercompany accounts and transactions have been eliminated in this consolidation. Investments in 50% or less owned affiliates, in which the Company exercises significant influence, are accounted for by the equity method.

b)	Earnings per share:

In accordance with Statement of Financial Accounting Standards No. 128, Earnings per share (“SFAS 128”) basic net income per share is computed by dividing the net income by the weighted average number of common shares outstanding during the relevant periods net of shares held in treasury.  Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue common shares result in the issuance of such shares. In determining dilutive shares for this purpose the Company assumes, through the application of the treasury stock method, all restricted stock grants have vested, all common shares have been issued pursuant to the exercise of all outstanding stock options and all common shares have been issued pursuant to the issuance of all outstanding warrants.

Antidilutive instruments are excluded from net income per share calculations in all periods for which they are antidilutive.

The following table sets forth the computation of basic and diluted net income per share:

	For the three-month periods ended March 31,
	2008	2007

Net income	$17,339	$1,964

Basic weighted average number of shares	33,170,208	28,000,000

Effect on dilutive shares:

Options and restricted stock	54,445	166,677

Warrants issued	74,904	84,846

Diluted weighted average number of shares	33,299,557	28,251,523

Basic net income per share	$0.52	$0.07

Diluted net income per share	$0.52	$0.07

c)	Comprehensive Income (Loss)

Statement of Financial Accounting Standards No. 130 Reporting Comprehensive Income (“SFAS 130”), establishes standard for reporting comprehensive income (loss), which is defined as the change in equity arising from non-owner sources.  Comprehensive income (loss) is reflected in the consolidated statement of shareholders’ equity.

The components of accumulated other comprehensive income (loss) in the consolidated balance sheets were as follows:

	At March, 31 2008	At December 31, 2007

Unrealized (losses) on forward freight agreements (FFAs)	(33,685)	(23,800)

Unrealized gain on EURO hedge	180	182

Unrealized gain on forward fuel purchases	145	107

Unrealized (losses) on derivative financial instruments	(33,360)	(23,511)

The components of the change in the accumulated unrealized (losses) on derivative financial instruments were as follows:
	For the three-months period ended March 31,
	2008	2007
Reclassification adjustments for amounts included in net income:

- Voyage expenses	(149)	-
- Depreciation of vessels and equipment	(2)	(2)

Change in unrealized impact on:

- FFAs	(9,885)	-
- Forward fuel purchases	187	207
	(9,849)	205

d)	Change in accounting estimate

Considering the years of service, the condition and performance of its three Suezmax Oil/Bulk/Ore (OBO) vessels, effective October 1, 2007 management’ reviewed and extended their estimated useful lives from 24 to 27 years. The impact of this change in estimate on the three-month period ended March 31, 2008 increased net income, basic net income per share and diluted net income per share in the amount of $690, $0.02 and $0.02 per share, respectively.

e)	Newly issued accounting standards

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133” (“SFAS 161”).  SFAS 161 requires qualitative disclosures about an entity’s objectives and strategies for using derivatives and quantitative disclosures about how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows.  SFAS 161 is effective for fiscal years, and interim periods within those fiscal years, beginning after November 15, 2008, with early application allowed.  SFAS 161 allows but does not require, comparative disclosures for earlier periods at initial adoption.

3.	VESSELS AND EQUIPMENT, NET

The capitalized cost of the vessels and equipment, and the related accumulated depreciation at March 31, 2008 and December 31, 2007 were as follows:
	At March 31, 2008	At December 31, 2007

Ocean-going vessels	$228,515	$228,090
River barges and pushboats	190,558	172,041
PSVs	113,887	113,862
Construction of PSVs in progress	20,483	19,609
Advance for PSVs construction	29,136	18,226
Passenger vessels	14,795	14,344
Furniture and equipment	6,858	6,784
Building, land and operating base	11,601	11,327
Yard construction in progress	8,137	5,770
Advances to vendors	10,468	6,941
Total original book value	634,438	596,994
Accumulated depreciation	(143,118)	(134,702)
Net book value	$491,320	$462,292

As of March 31, 2008, the net book value of the assets pledged as a guarantee of our long term financial debt described in note 4 was $312,800.

-	River Business

On September 26, 2007, we entered into a purchase agreement to acquire 12 Mississippi barges for a total purchase price of $900.

On February 5, 2008, we entered into a purchase agreement to acquire 18 Mississippi barges for a total purchase price of $2,444. On February 21, 2008, we entered into a purchase agreement to acquire a 7,200 HP push-boat, the M/V Harry Waddington, for a total purchase price of $4,750.

The Company has also incurred $5,134 in additional direct costs relating to this acquisition and on April 1, 2008 the 30 Mississippi barges and the push-boat were positioned in the Hidrovia Region.

On March 27, 2008, we entered into a purchase agreement to acquire 27 Mississippi barges for a total purchase price of $3,665 and a 3,800 HP push-boat, the M/V Joey C, for a total purchase price of $2,000.  On March 28, 2008, we entered into a purchase agreement to acquire a 7,200 HP push-boat, the M/V Bob Blocker, for a total purchase price of $4,750.

These equipments will be positioned in the Hidrovia Region in the second quarter of 2008.

-	Offshore Supply Business

On December 21, 2007, UP Offshore (Bahamas) Ltd. signed two contracts with a shipyard in China to construct two PSVs with deliveries commencing by the end of 2009 with an option for two more PSVs. The price for each new PSV to be constructed in China is $26,400 to be paid in five installments of 20% of the contract price each, prior to delivery.  As of March 31, 2008, UP Offshore (Bahamas) Ltd. had paid the first installment of $10,520 which is recorded under Advance for PSVs construction.

On February 21, 2007, UP Offshore (Bahamas) Ltd. signed a shipbuilding contract with a shipyard in India for construction of two PSVs with a combined cost of $44,026, with delivery in June and October 2009.  The purchase price will be paid in five installments of 20% of the purchase price each, prior to delivery.  As of March 31, 2008, UP Offshore (Bahamas) Ltd. had paid the first installment of $8,805 which is recorded under Advance for PSVs construction account.

On June 13, 2007 UP Offshore (Bahamas) Ltd. exercised the option to acquire two additional PSVs which will be delivered in March and July 2010 for a total cost of $44,026.  As of March 31, 2008, UP Offshore (Bahamas) Ltd. had paid the first installment of $8,805 which is recorded under Advance for PSVs construction account.

As of March 31, 2008, the Company had remaining commitments of $118,388 on non-cancelable contracts for the construction of seven PSVs (four in India, two in China and one in Brazil) scheduled for delivery between December 2008 and July 2010.

4.	LONG-TERM FINANCIAL DEBT

Balances of long-term financial debt at March 31, 2008 and December 31, 2007:

	Financial institution /		Nominal value
	Other	Due-year	Current	Noncurrent	Total	Interest rate

Ultrapetrol (Bahamas) Ltd.	Private Investors (Notes)	2014	$-	$180,000	$180,000	9.000%
UP Offshore Apoio	DVB AG	Through 2016	1,511	10,225	11,736	Libor + 1.200%
UP Offshore (Bahamas) Ltd.	DVB AG	Through 2016	4,689	50,825	55,514	Libor + 1.200%	%
UP Offshore (Bahamas) Ltd.	DVB AG	Through 2017	3,000	21,250	24,250	Libor + 1.500%	%
Stanyan Shipping Inc.	Natixis	Through 2017	908	11,800	12,708	6.380%
Lowrie Shipping LLC	BICE	Through 2012	6,250	18,750	25,000	Libor + 2.950%	%
Hallandale Commercial Corp.	Nordea	Through 2014	3,000	16,450	19,450	Libor + 1.250%
Danube Maritime Inc.	BNP Paribas	Through 2009	1,446	-	1,446	Libor + 0.750%
At March 31, 2008			$20,804	$309,300	$330,104
At December 31, 2007			$17,795	$314,140	$331,935

Four-year term $25,000 secured loan agreement with Banco BICE

On January 25, 2008, Lowrie Shipping LLC (our wholly owned subsidiary in the Ocean Business and the owner of the Princess Marisol), as Borrower, Ultrapetrol (Bahamas) Limited and Angus Shipping LLC, as Guarantors, and Tuebrook Holdings Inc., as Pledgor entered into a four-year term, $25,000 secured loan agreement with Banco BICE for the purpose of repaying the $25,000 we have borrowed from Banco BICE under the revolving credit facility.

On January 29, 2008 we drew down $25,000 under the secured loan agreement.

The loan shall be repaid by 16 consecutive quarterly installment of $1,562 each beginning in April 2008.  The loan accrues interest at LIBOR plus 2.95% per annum.

The loan is secured by a mortgage on the Princess Marisol and is jointly and severally irrevocable and unconditionally guaranteed by Ultrapetrol (Bahamas) Limited and Angus Shipping LLC.  The loan also contains customary covenants that limit, among other things, the Borrower’s and the Guarantors’ ability to incur additional indebtedness, grant liens over their assets, sell assets, pay dividends, repay indebtedness, merge or consolidate, change lines of business and amend the terms of subordinated debt.  The loan contains various restrictive covenants including interest coverage, financial debt to shareholders’ equity and financial debt to EBITDA ratios, as well as customary events of default.

Revolving non-secured credit facility with Banco BICE

On October 12, 2007, we entered into a three-year, $15,000, revolving non-secured credit facility with Banco BICE.  Our obligations under this credit facility are guaranteed by three of our subsidiaries.  This loan bears interest at LIBOR plus 1.625% per annum.

On October 31, 2007, we and three of our subsidiaries entered into an amendment to the BICE credit facility (and to corresponding amendments to the guarantees), whereby the revolving credit facility was temporarily extended by $10,000 (to $25,000).

On October 29 and November 2, 2007, we drew down $15,000 and $10,000 under the Banco BICE credit agreement and under the amended BICE credit agreement and the aggregate outstanding principal balance of the revolving credit facility was $25,000 at December 31, 2007.

The revolving non-secured credit facility contains various restrictive covenants including interest coverage, financial debt to shareholders’ equity and financial debt to EBITDA ratios, as well as other customary covenants, representations and warranties and events of default.

On January 29, 2008, the revolving credit facility was fully repaid with the proceeds of the four-year term $25,000 secured loan agreement with Banco BICE.  Since then, the revolving credit facility has a limit of $10,000.

At March 31, 2008, there were no outstanding amounts under this non-secured revolving credit facility.

5.	COMMITMENTS AND CONTINGENCIES

The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability.  While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs of such actions will have a material effect on the Company´s consolidated financial position or results of operations.

a)	Paraguayan Customs Dispute

On September 21, 2005 the local Customs Authority of Ciudad del Este, Paraguay issued a finding that certain UABL entities owe taxes to that authority in the amount of $2,200, together with a fine for non-payment of the taxes in the same amount, in respect of certain operations of our River Business for the prior three-year period. This matter was referred to the Central Customs Authority of Paraguay. We believe that this finding is erroneous and UABL has formally replied to the Paraguayan Customs Authority contesting all of the allegations upon which the finding was based.

After review of the entire case the Paraguayan Central Tax Authorities who have jurisdiction over the matter have confirmed the Company has no liability in respect of two of the three matters at issue, while they held a dissenting view on the third issue.  Through a Resolution which was notified to UABL on October 13, 2006 the Paraguayan Undersecretary for Taxation has confirmed that, in his opinion, the Company is liable for a total of $653 and has applied a fine of 100% of this amount. On November 24, 2006, the court confirmed that UABL is not liable for the first two issues.  The Company has entered a plea with the respective court contending the interpretation on the third issue where the Company claims to be equally non-liable.

We have been advised by UABL’s counsel in the case that they believe that there is only a remote possibility that a court would find UABL liable for any of these taxes or fines.

b)	Tax claim in Bolivia

On November 3, 2006 and April 25, 2007, the Bolivian Tax Authority (Departamento de Inteligencia Fiscal de la Gerencia Nacional de Fiscalización) issued a notice informing that UABL International S.A. (a Panamanian subsidiary of the Company in the River Business) would owe taxes to that authority in the amount of $4,773 (including interest and fines).  On June 18, 2007 our legal counsel in Bolivia submitted points of defense to the Bolivian tax authorities.

We have been advised by our local counsel in the case that there is only a remote possibility that UABL International S.A. would be found liable for any of these taxes or fines.

c)	Brazilian customs dispute

Our Brazilian subsidiary UP Offshore Apoio Maritimo Ltda. (“UP Apoio”) is involved in a customs dispute with the Brazilian Customs Tax Authorities over the alleged infringement of customs regulations by our PSV UP Diamante in October 2007.  The Customs Authority claims that when the UP Diamante docked alongside the CSO Deep Blue (a vessel not owned by us) to transfer certain equipment as part of its employment instructions under its charter with Petróleo Brasileiro S.A. (“Petrobras”), the UP Diamante did not comply with certain regulations applicable to the docking of vessels when one of them is destined for a foreign country.  As a result, the Brazilian Customs Tax Authority commenced an administrative proceeding of which UP Apoio was notified in November 24, 2007, and seeks to impose the maximum customs penalty, which corresponds to the confiscation (“perdimento”) of the vessel UP Diamante in favor of the Brazilian Federal Government.

On December 21, 2007 UP Apoio filed an administrative defense stating that: (i) the legal position taken by Customs Authority is not applicable to the UP Diamante since the “perdimento” is only applicable to vessels coming from or going to abroad, and not to vessels engaged in cabotage voyages as was the UP Diamante; (ii) UP Diamante did not violate the Customs Regulation Code because (a) there is no provision related to the transfer of equipment when one of the vessels is going abroad but the other is not and (b) none of the vessels involved was coming from or going abroad; (iii) confiscation could not be imposed on a vessel owned by UP Apoio because at the time of the alleged infringement the UP Diamante was on hire and under charter to Petrobras and consequently under the control of Petrobras and not of UP Apoio; (iv) the imposition of confiscation violates the principles of proportionality, reasonability and non-confiscation; and (v) confiscation is not applicable because under Brazilian Tax Code, when in case of doubt, the applicable law should be interpreted in favor of the taxpayer, and in this case the report issued by the Brazilian Customs Authorities recognizes the existence of doubt concerning the applicability of the corresponding section of the Customs Regulation.

Based on the foregoing, our Brazilian counsel has considered that the defense presented by UP Apoio is likely to succeed and therefore classified the potential liability as remote.

6.	FORWARD FREIGHT AGREEMENTS (“FFAs”)

FFAs with LCH Clearnet (“LCH”)

During the second quarter of 2007 the Company entered into Forward Freight Agreements (“FFAs”) with an objective to utilize them as either:  (i) an economic hedging instruments that reduce its exposure to changes in the spot market rates earned by certain of its vessels in the normal course of its Ocean Business, the Suezmax fleet or (ii) for trading purposes to take advantage of short term fluctuations in the market. These FFAs involve a contract to provide a fixed number of theoretical days of voyages at fixed rates. These contracts are net settled each month with the Company receiving a fixed rate per day and paying a floating amount based on the average of the 4 Capesize Time Charter Routes (“C4TC Index”).  We have contracted our Suezmax fleet for most 2008 under time charters that are based on the C4TC Index.  The FFAs are hedging fluctuation in the revenues of the Suezmax fleet which may be based on either the C4TC Index or spot rates.

We entered into FFAs via BNP Paribas Commodity Futures Limited ("BNP Paribas") to LCH Clearnet ("LCH"), a London clearing house.

At March 31, 2008 the outstanding FFAs entered by the Company were as follows:

Days	Fixed rate received ($/Day)	Floating rate paid	Nominal amount (in thousands)	Fair value Asset (Liability) (in thousands)	Settlement date

275	77,250	C4TC	$21,244	$(14,006)	April to December 2008

135 (1)	80,000	C4TC	10,800	(6,507)	April to December 2008

135 (1)	79,500	C4TC	10,733	(6,574)	April to December 2008

180 (1)	51,000	C4TC	9,180	(6,922)	January to December 2009
			$51,957	$(34,009)

(1) Corresponds to 15 days per month.

At March 31, 2008 the fair market value of all FFAs, resulted in a liability to the Company of $34,009 which was offset against the cash collateral amounting to $52,297 and was recorded in the non-current restricted cash on the consolidated balance sheet.

FFAs representing positions from April 2008 to December 2009 have been designated as cash flow hedges for accounting purposes with the change in fair value being recorded in other comprehensive income (loss) as an unrealized loss amounting to $34,009 at March 31, 2008.  Any gain or loss will be realized in future earnings contemporaneously with the related revenue generated for our Suezmax fleet in the Ocean Business.

FFAs representing positions from January 2008 to March 2008, which were settled at March 31, 2008 were not designated as hedges for accounting purposes.  Also, on January 22, 2008, we have entered into a FFA for trading purposes whereby one of our subsidiaries contracted via BNP Paribas with LCH to charge LCH the average time charter rate for the C4TC Index for a total of 60 days (29 days in February 2008 and 31 days in March 2008) in exchange for a fixed rate of $94,000 per day.  In connection with this agreement and for the positions from January 2008 to March 2008, the Company recorded an aggregate net realized income of $6,311 for the three-month period ended March 31, 2008, which is reflected on the Company’s statement of income as Other income (expenses) – Net income on FFAs.  During the three-month period ended March 31, 2008 we realized cash settlements for FFAs positions from January 2008 to March 2008 totaled $5,408.

In connection with the outstanding FFAs, at March 31, 2008, we had transferred $52,297 to cover the margin requirements for these transactions. We have a credit facility for a total amount of $9,000 with BNP Paribas to cover initial and variation margin requirements. We will pay interest at LIBOR plus 0.75% per annum if amounts are withdrawn under this facility.  At March 31, 2008, the outstanding balance of the credit facility was $1,446.

Although the use of a clearing house reduces the Company’s exposure to counterparty credit risk, the Company is exposed to credit loss in the event of non-performance by the counterparty to the FFAs; however, the Company does not currently expect non-performance by the counterparty.

These FFAs are valued using actively quoted prices and quotes obtained from reputable financial institutions.

FFAs on OTC

During the first quarter of 2008 the Company entered into FFAs with an objective to utilize them as economic hedging instruments that reduce its exposure to changes in the spot market rates earned by certain of its vessels in the normal course of its Ocean Business, the Capesize OBOs fleet.  These FFAs involve a contract to provide a fixed number of theoretical days of voyages at fixed rates.  These contracts are net settled each month with the Company receiving a fixed rate per day and paying a floating amount based on the average of the C4TC Index.  The FFAs are hedging fluctuation in the revenues of the Capesize OBOs fleet which may be based on either the C4TC Index or spot rates.

At March 31, 2008 the outstanding FFAs entered by the Company were as follows:

Days	Fixed rate received ($/Day)	Floating rate paid	Nominal amount (in thousands)	Fair value Asset (Liability) (in thousands)	Settlement date

182.5 (1)	90,000	C4TC	$16,425	$116	January to December 2009

182.5 (1)	90,500	C4TC	16,516	208	January to December 2009
			$32,941	$324

(1)	Corresponds to 50% days of every calendar month.

At March 31, 2008 the fair market value of all FFAs, resulted in an asset to the Company of $324 and was recorded in the non-current receivables on the consolidated balance sheet.

These FFAs have been designated as cash flow hedges for accounting purposes with the change in fair value being recorded in other comprehensive income (loss) as an unrealized income amounting to $324 at March 31, 2008.  Any gain or loss will be realized in future earnings contemporaneously with the related revenue generated for our Capesize OBOs fleet in the Ocean Business.

These FFAs are Over the Counter Contracts (OTC) and as such they are not agreed through a clearing house, they have no margin account requirements and bears a higher counterparty risk than a cleared FFA, however the Company does not currently expect non-performance by the counterparties.  Our counterparties are subsidiaries of major international grain houses.

These FFAs are valued using actively quoted prices and quotes obtained from reputable financial institutions.

7.	INCOME TAXES

The Company operates through its subsidiaries, which are subject to several tax jurisdictions, as follows:

a)	Bahamas

The earnings from shipping operations were derived from sources outside the Bahamas and such earnings were not subject to Bahamian taxes.

b)	Panama

The earnings from shipping operations were derived from sources outside Panama and such earnings were not subject to Panamanian taxes.

c)	Paraguay

Our subsidiaries in Paraguay are subject to Paraguayan corporate income taxes.

d)	Argentina

Our subsidiaries in Argentina are subject to Argentine corporate income taxes.

In Argentina, the tax on minimum presumed income (“TOMPI”), supplements income tax since it applies a minimum tax on the potential income from certain income generating-assets at a 1% tax rate.  The companies’ tax obligation in any given year will be the higher of these two tax amounts.  However, if in any given tax year TOMPI exceeds income tax, such excess may be computed as payment on account of any excess of income tax over TOMPI that may arise in any of the ten following years.

e)	Brazil

Our subsidiaries in Brazil are subject to Brazilian corporate income taxes.

UP Offshore Apoio Maritimo Ltda., has foreign currency exchange gains recognized for tax purposes only in the period the debt (including intercompany transactions) is extinguished.  A deferred income tax liability is recognized in the period the foreign currency exchange rate changes equal to the future taxable income at the applicable tax rate.

f)	Chile

Our subsidiary in the Ocean Business, Corporación de Navegación Mundial S.A. (Cor.Na.Mu.S.A.) is subject to Chilean corporate income taxes.

g)	US federal income tax

Under the US Internal Revenue Code of 1986, as amended, or the Code, 50% of the gross shipping income of our vessel owning or chartering subsidiaries attributable to transportation that begins or ends, but that does not both begin and end, in the U.S. are characterized as U.S. source shipping income.  Such income is subject to 4% U.S. federal income tax without allowance for deduction, unless our subsidiaries qualify for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder.

For the three-month periods ended March 31, 2008 and 2007 our subsidiaries did not derive any U.S. source shipping income.  Therefore our subsidiaries are not subject to any U.S. federal income taxes, except our ship management services provided by Ravenscroft.

h)	United Kingdom (UK)

Our subsidiary in the Offshore Supply Business, UP Offshore (UK) Limited, is not subject to corporate income tax in the United Kingdom, rather, it qualifies under UK tonnage tax rules and pays a flat rate based on the net tonnage of qualifying PSVs.

8.	RELATED PARTY TRANSACTIONS

At March 31, 2008 and December 31, 2007, the balances of receivables from related parties, were as follows:

	At March 31, 2008	At December 31, 2007
Current:

Receivable from related parties
− Puertos del Sur S.A. and O.T.S.	$2,647	$2,582
− Maritima Sipsa S.A.	-	156
− Other	52	66
	$2,699	$2,804
Noncurrent:

Receivable from related parties - Puertos del Sur S.A. (1)	$2,280	$2,280

(1)	This loan accrues interest at a nominal interest rate of 7% per year, payable semi-annually. The principal will be repaid in 8 equal annual installments, beginning on June 30, 2009.

At March 31, 2008 and December 31, 2007 the balance of payable to related parties, were as follows:

	At March 31, 2008	At December 31, 2007
Payable to related parties --
Maritima Sipsa S.A.	$398	$718

Revenues from related parties

For the three-month periods ended March 31, 2008 and 2007, the revenues derived from related parties were as follows:

	For the three-month periods ended March 31,
	2008	2007

Maritima Sipsa S.A. (1)	$-	$1,006
Maritima Sipsa S.A.	-	63
	$-	$1,069

(1)	Sale and repurchase of vessel Princess Marina

In 2003, the Company entered into certain transactions to sell, and repurchase, to and from Marítima Sipsa S.A., a 49% owned company, the vessel Princess Marina.  The transaction was recognized in the Company’s statements of income as a lease.  On September 28, 2007 Marítima Sipsa S.A. delivered the vessel Princess Marina to us and we sold to a third party in October 2007.

9.	SHARE CAPITAL

Common shares and shareholders

On September 21, 2006, Inversiones Los Avellanos S.A., Hazels (Bahamas) Investments Inc. and Solimar Holdings Ltd. (collectively the “Original Shareholders”) signed a second amended and restated shareholders agreement.  The shares held directly by our original Shareholders expressly entitle to seven votes per share and all other holders of our common stock entitle to one vote per share.  The special voting rights of the original Shareholders are not transferable.

On March 17, 2008 Ultrapetrol (Bahamas) Limited’s Board of Directors has approved a share repurchase program, effective March 17, 2008, for up to a total of $50,000 of the Company’s common stock through September 30, 2008.  The expiration date and/or amount of the share repurchase program will be extended or amended at the discretion of the Board of Directors.  Share repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions.

At March 31, 2008, the Company repurchased a total of 638,971 of common stock shares, acquired for treasury at an aggregate cost of $6,133, which was paid $4,580 in March 2008 and $1,553 in April 2008.

At March 31, 2008, the issued and outstanding shares are 32,804,059 par value $.01 per share.

At March 31, 2008 our shareholders Solimar Holdings Ltd., Inversiones Los Avellanos S.A. and Hazels (Bahamas) Investments Inc. (a wholly owned subsidiary of Inversiones Los Avellanos S.A.) hold 2,977,690, 4,735,517 and 150,878 shares, respectively, which represent 9.04%, 14.44% and 0.46%, respectively.  The joint voting power for these shares represents approximately 68.5% of the total voting power.

10.	BUSINESS AND GEOGRAPHIC SEGMENT INFORMATION

The Company organizes its business and evaluates performance by its operating segments, River, Offshore Supply, Ocean and Passenger Business.  The accounting policies of the reportable segments are the same as those for the unaudited condensed consolidated financial statements. The Company does not have significant intersegment transactions.  These segments and their respective operations are as follows:

River Business:  In our River Business, we own and operate several dry and tanker barges, and push boats.  In addition, we use one barge from our ocean fleet, the Alianza G2, as a transfer station.  The dry barges transport basically agricultural and forestry products, iron ore and other cargoes, while the tanker barges carry petroleum products, vegetable oils and other liquids.

We operate our pushboats and barges on the navigable waters of Parana, Paraguay and Uruguay Rivers and part of the River Plate in South America, also known as the Hidrovia region.

Offshore Supply Business:  We operate our Offshore Supply Business, using PSVs owned by UP Offshore (Bahamas), three are employed in the North Sea and two in the Brazilian market.  PSVs are designed to transport supplies such as containerized equipment, drill casing, pipes and heavy loads on deck, along with fuel, water, drilling fluids and bulk cement in under deck tanks and a variety of other supplies to drilling rigs and platforms.

Ocean Business:  In our Ocean Business, we own and operate eight oceangoing vessels and semi-integrated oceangoing tug barge units under the trade name Ultrapetrol. Our Suezmax, Capesize and Handysize/small product tankers vessels transport dry and liquid bulk goods on major trade routes around the globe. Major products carried include liquid cargo such as petroleum and petroleum derivatives, as well as dry cargo such as iron ore, coal and other bulk cargoes.

Passenger Business:  We owned and operated two vessels during 2007, which were purchased in 2005. In November 2007, we sold our largest passenger vessel New Flamenco. The business is concentrated in the Mediterranean and Aegean Sea.

Ultrapetrol’s vessels operate on a worldwide basis and are not restricted to specific locations.  Accordingly, it is not possible to allocate the assets of these operations to specific countries.  In addition, the Company does not manage its operating profit on a geographic basis.

	For the three-month periods ended March 31,
	2008	2007
Revenues (1)

− South America	$33,377	$24,970
− Europe	33,931	16,845
− Asia	-	3,219
− Other	93	392
	$67,401	$45,426
(1) Classified by country of domicile of charterers.

Revenue by segment consists only of services provided to external customers, as reported in the unaudited condensed consolidated statement of income.  Resources are allocated based on segment profit or loss from operation, before interest and taxes.

Identifiable assets represent those assets used in the operations of each segment.

The following schedule presents segment information about the Company’s operations for the three-month period ended March 31, 2008:

	River Business	Offshore Supply Business	Ocean Business	Passenger Business	Total

Revenues	$27,156	$9,187	$31,058	$-	$67,401
Running and voyage expenses	21,509	4,359	9,124	1,036	36,028
Depreciation and amortization	3,055	1,166	4,854	769	9,844
Segment operating profit (loss)	772	3,950	15,429	(1,902)	18,249
Segment assets	211,778	174,416	178,814	11,996	577,004
Investments in affiliates	1,673	-	410	-	2,083
Income (loss) from investment in affiliates	(124)	-	(50)	-	(174)
Additions to long-lived assets	$24,801	$11,148	$269	$451	$36,669

Reconciliation of total assets of the segments to amount included in the unaudited condensed consolidated balance sheet as follow:

At March 31, 2008

Total assets for reportable segments	$577,004
Other assets	12,585
Corporate cash and cash equivalents	41,957
Consolidated total assets	$631,546

The following schedule presents segment information about the Company’s operations for the three-month period ended March 31, 2007:

	River Business		Offshore Supply Business	Ocean Business	Passenger Business	Total

Revenues		$21,528	$8,395	$12,753	$2,750	$45,426
Running and voyage expenses		14,181	2,821	4,184	3,388	24,574
Depreciation and amortization		2,285	904	3,738	1,127	8,054
Segment operating profit (loss)		3,480	3,609	3,258	(1,979)	8,368
Income from investment in affiliates		4	-	165	-	169
Additions to long-lived assets	$(1)	17,620	$13,027	$18,093	$1,118	$49,858

a.	Includes the 12 river barges and a push boat acquired in the Otto Candies acquisition valued at $13,679.

11.	SUPPLEMENTAL GUARANTOR INFORMATION

On November 24, 2004, the Company issued $180,000 9% First Preferred Ship Mortgage Notes due 2014.

The 2014 Senior Notes are fully and unconditionally guaranteed on a joint and several senior basis by the majority of the Company’s subsidiaries directly involved in our Ocean, River and Passenger Business.

The Indenture provides that the 2014 Senior Notes and each of the guarantees granted by Subsidiaries, other than the Mortgage, are governed by, and construed in accordance with, the laws of the state of New York.  Each of the mortgaged vessels is registered under either the Panamanian flag, or another jurisdiction with similar procedures. All of the Subsidiary Guarantors are outside of the United States.

Supplemental condensed combining financial information for the Guarantor Subsidiaries for the 2014 Senior Notes is presented below.  This information is prepared in accordance with the Company’s accounting policies.  This supplemental financial disclosure should be read in conjunction with the unaudited condensed consolidated financial statements.

SUPPLEMENTAL CONDENSED COMBINING BALANCE SHEET
AT MARCH 31, 2008 (UNAUDITED)
(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Current assets
Receivables from related parties	$278,486	$148,274	$28,119	$(452,180)	$2,699
Other current assets	14,641	26,389	42,207	-	83,237
Total current assets	293,127	174,663	70,326	(452,180)	85,936

Noncurrent assets
Vessels and equipment, net	-	142,448	350,035	(1,163)	491,320
Investment in affiliates	144,465	-	2,083	(144,465)	2,083
Other noncurrent assets	6,158	24,831	21,218	-	52,207
Total noncurrent assets	150,623	167,279	373,336	(145,628)	545,610
Total assets	$443,750	$341,942	$443,662	$(597,808)	$631,546

Current liabilities
Payable to related parties	$-	$300,803	$151,775	$(452,180)	$398
Other financial debt	-	1,446	19,358	-	20,804
Other noncurrent liabilities	8,807	8,864	13,410	-	31,081
Total current liabilities	8,807	311,113	184,543	(452,180)	52,283

Noncurrent liabilities
Long-term financial debt	180,000	-	129,300	-	309,300
Other noncurrent liabilities	-	409	10,629	-	11,038
Total noncurrent liabilities	180,000	409	139,929	-	320,338
Total liabilities	188,807	311,522	324,472	(452,180)	372,621

Minority interest	-	-	-	3,982	3,982

Shareholders’ equity	254,943	30,420	119,190	(149,610)	254,943

Total liabilities, minority interest and shareholders’ equity	$443,750	$341,942	$443,662	$(597,808)	$631,546

SUPPLEMENTAL CONDENSED COMBINING BALANCE SHEET
AT DECEMBER 31, 2007
(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Current assets
Receivables from related parties	$290,349	$116,818	$14,166	$(418,529)	$2,804
Other current assets	30,714	24,251	47,472	-	102,437
Total current assets	321,063	141,069	61,638	(418,529)	105,241

Noncurrent assets
Vessels and equipment, net	-	139,938	323,532	(1,178)	462,292
Investment in affiliates	134,061	-	2,257	(134,061)	2,257
Other noncurrent assets	6,638	25,402	20,330	-	52,370
Total noncurrent assets	140,699	165,340	346,119	(135,239)	516,919
Total assets	$461,762	$306,409	$407,757	$(553,768)	$622,160

Current liabilities
Payable to related parties	$1,097	$270,215	$147,935	$(418,529)	$718
Other financial debt	4,688	-	13,107	-	17,795
Other current liabilities	2,522	8,264	11,174	-	21,960
Total current liabilities	8,307	278,479	172,216	(418,529)	40,473

Noncurrent liabilities
Long-term financial debt	200,313	-	113,827	-	314,140
Other noncurrent liabilities	-	562	10,101	-	10,663
Total noncurrent liabilities	200,313	562	123,928	-	324,803
Total liabilities	208,620	279,041	296,144	(418,529)	365,276

Minority interest	-	-	-	3,742	3,742

Shareholders’ equity	253,142	27,368	111,613	(138,981)	253,142

Total liabilities, minority interest and shareholders’ equity	$461,762	$306,409	$407,757	$(553,768)	$622,160

SUPPLEMENTAL CONDENSED COMBINING STATEMENTS OF INCOME
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2008 (UNAUDITED)
(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Revenues	$-	$38,492	$30,023	$(1,114)	$67,401

Operating expenses	(2,066)	(27,067)	(21,118)	1,099	(49,152)
Operating profit (loss)	(2,066)	11,425	8,905	(15)	18,249

Investment in affiliates	20,223	-	(174)	(20,223)	(174)
Other income (expenses)	(818)	1,388	(439)	-	131
Income before income taxes and minority interest	17,339	12,813	8,292	(20,238)	18,206

Income taxes	-	124	(751)	-	(627)
Minority interest	-	-	-	(240)	(240)
Net income	$17,339	$12,937	$7,541	$(20,478)	$17,339

SUPPLEMENTAL CONDENSED COMBINING STATEMENTS OF INCOME
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2007 (UNAUDITED)
(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Revenues	$-	$17,454	$30,205	$(2,233)	$45,426

Operating expenses	(1,553)	(14,493)	(23,230)	2,218	(37,058)
Operating profit (loss)	(1,553)	2,961	6,975	(15)	8,368

Investment in affiliates	3,149	-	169	(3,149)	169
Other income (expenses)	368	(4,638)	(766)	-	(5,036)
Income (loss) before income taxes and minority interest	1,964	(1,677)	6,378	(3,164)	3,501

Income taxes	-	(128)	(1,270)	-	(1,398)
Minority interest	-	-	-	(139)	(139)
Net income (loss)	$1,964	$(1,805)	$5,108	$(3,303)	$1,964

SUPPLEMENTAL CONDENSED COMBINING STATEMENTS OF CASH FLOW
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2008 (UNAUDITED)
(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Net income	$17,339	$12,937	$7,541	$(20,478)	$17,339
Adjustments to reconcile net income to net cash provided by operating activities	(16,737)	7,937	(4,096)	20,478	7,582
Net cash provided by operating activities	602	20,874	3,445	-	24,921

Intercompany sources	3,030	(10,107)	1,097	5,980	-
Non-subsidiary sources	-	(9,258)	(31,096)	-	(40,354)
Net cash (used in) provided by investing activities	3,030	(19,365)	(29,999)	5,980	(40,354)

Intercompany sources	9,010	-	(3,030)	(5,980)	-
Non-subsidiary sources	(29,621)	1,446	21,303	-	(6,872)
Net cash provided by financing activities	(20,611)	1,446	18,273	(5,980)	(6,872)
Net (decrease) increase in cash and cash equivalents	$(16,979)	$2,955	$(8,281)	$-	$(22,305)

SUPPLEMENTAL CONDENSED COMBINING STATEMENTS OF CASH FLOW
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2007 (UNAUDITED)
(stated in thousands of U.S. dollars)

	Parent	Combined subsidiary guarantors	Combined subsidiary non guarantors	Consolidating adjustments	Total consolidated amounts

Net income (loss)	$1,964	$(1,805)	$5,108	$(3,303)	$1,964
Adjustments to reconcile net income (loss) to net cash provided by operating activities	(1,073)	1,961	9,649	3,303	13,840
Net cash provided by operating activities	891	156	14,757	-	15,804

Intercompany sources	3,626	-	-	(3,626)	-
Non-subsidiary sources	-	(3,310)	(46,659)	-	(49,969)
Net cash (used in) provided by investing activities	3,626	(3,310)	(46,659)	(3,626)	(49,969)

Intercompany sources	-	5,451	(9,077)	3,626	-
Non-subsidiary sources	(86)	-	47,726	-	47,640
Net cash provided by (used in) financing activities	(86)	5,451	38,649	3,626	47,640
Net increase in cash and cash equivalents	$4,431	$2,297	$6,747	$-	$13,475

12.	SUBSEQUENT EVENTS

Three-year bareboat charter

On April 6, 2008 we entered into a three-year bareboat charter for an 11,299 dwt, 2006 built product tanker, the M/T Austral which will be employed on the South American coastal market.

On April 30, 2008 we took delivery of the M/T Austral and commenced to employ her.

Revolving non-secured credit facility with Banco BICE

On April 9, 2008 we drew down $10,000 under the Banco BICE revolving credit facility.

FFA on OTC

On April 21, 2008, we entered into a FFA with an objective to utilize it as an economic hedging instrument that reduce our exposure to changes in the spot market rates earned by certain of our vessels in the normal course of our Ocean Business, the Capesize OBOs fleet.  This contract is for a total of 182.5 days (50% of every calendar month from January 2009 to December 2009 both inclusive) and under this contract the Company receiving a fixed rate per day ($95,000) and paying a floating amount based on the average of the C4TC Index.  This FFA is an Over the Counter Contract (OTC) and as such it is not agreed through a clearing house; it has no margin account requirements and bears a higher counterparty risk than a cleared FFA, however the Company does not currently expect non-performance by the counterparties.  Our counterparties are subsidiaries of major international grain houses and ship operators.

PSVs in India

On April 29, 2008 we paid $8,805 corresponding to the second installment under the shipbuilding contracts of the first two out of four PSVs under construction in India.

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPETROL (BAHAMAS) LIMITED
(registrant)

Dated: May 12, 2008	By:	/s/ Felipe Menendez R.
Felipe Menendez R.
Chief Executive Officer